Oppenheimer Holdings Inc.
85 Broad Street

New York, New York 10004

October 16, 2020

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Oppenheimer Holdings Inc.
Registration Statement on Form S-4
File No. 333-249423

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Oppenheimer Holdings Inc., a Delaware corporation (the “Issuer”), E.A. Viner International Co., a Delaware corporation, and Viner Finance Inc., a Delaware corporation (the “Subsidiary Guarantors” and, together with the Issuer, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-249423), filed by the Registrants on October 9, 2020, be accelerated by the Securities and Exchange Commission (the “Commission”) to 12:00 p.m. (noon) Eastern Standard Time, on October 20, 2020, or as soon thereafter as practicable.

The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Michael Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3694 and that such effectiveness also be confirmed in writing.

Very truly yours,

OPPENHEIMER HOLDINGS INC.

By:	/s/ Albert G. Lowenthal
Name: Albert G. Lowenthal
Title: Chairman, Chief Executive Officer and Director

cc:	Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001